Exhibit 99.1

Trip.com Group Limited Reports Unaudited Second Quarter and First Half of 2023 Financial Results

Shanghai, China, September 5, 2023 - Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the second quarter and first half of 2023.

Key Highlights for the Second Quarter of 2023

•	Domestic and international business continued to show robust recovery in the second quarter of 2023

•	Domestic hotel bookings grew by 170% year over year and by over 60% compared to the pre-COVID level for the same period in 2019.

•

Outbound hotel and air reservations recovered to over 60% of the pre-COVID level for the same period in 2019, surpassing the industry-wide recovery rate of 37% in terms of international air passenger volume for the same period.

•	Air ticket bookings on the Company’s global OTA platform grew by over 120% year over year and nearly doubled compared to the pre-COVID level for the same period in 2019.

•	The Company delivered strong results in the second quarter of 2023

•	Total net revenue increased by 180% year over year and exceeded the pre-COVID level for the same period in 2019 by 29%.

•	Net income for the second quarter was RMB648 million (US$91 million), which improved from RMB43 million for the same period in 2022.

•	Adjusted EBITDA for the second quarter was RMB3.7 billion (US$507 million). Adjusted EBITDA margin was 33%, compared to 9% for the same period in 2022 and 31% for the previous quarter.

“During the second quarter of 2023, the demand for both domestic and international travel remained resilient.” said James Liang, Executive Chairman. “Despite limited air capacity recovery, the robust rebound of travel activities reflects travelers’ strong desire to explore the world. We remain optimistic about the enduring demand for travel and the long-term market outlook.”

“We are encouraged by our solid results in the second quarter,” said Jane Sun, Chief Executive Officer. “With the thriving market demand and our outstanding performance, we are poised to take the lead in driving the industry’s recovery and actively creating an abundance of job opportunities alongside our esteemed business partners.”

Second Quarter of 2023 Financial Results and Business Updates

The Company’s business continued to recover significantly since the pent-up demand for travel remains strong, which led to an increasing volume of travel bookings.

For the second quarter of 2023, Trip.com Group reported net revenue of RMB11.2 billion (US$1.6 billion), representing a 180% increase from the same period in 2022 and a 22% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Accommodation reservation revenue for the second quarter of 2023 was RMB4.3 billion (US$591 million), representing a 216% increase from the same period in 2022 and a 23% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Transportation ticketing revenue for the second quarter of 2023 was RMB4.8 billion (US$664 million), representing a 173% increase from the same period in 2022 and a 16% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Packaged-tour revenue for the second quarter of 2023 was RMB722 million (US$100 million), representing a 492% increase from the same period in 2022 and an 87% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Corporate travel revenue for the second quarter of 2023 was RMB584 million (US$81 million), representing a 178% increase from the same period in 2022 and a 31% increase from the previous quarter, primarily due to the substantial recovery of travel market.

Cost of revenue for the second quarter of 2023 increased by 106% to RMB2.0 billion (US$277 million) from the same period in 2022 and increased by 23% from the previous quarter, primarily due to the substantial recovery of travel market. Cost of revenue as a percentage of net revenue was 18% for the second quarter of 2023.

Product development expenses for the second quarter of 2023 increased by 67% to RMB3.0 billion (US$407 million) from the same period in 2022 and increased by 10% from the previous quarter, primarily due to an increase in product development personnel related expenses. Product development expenses as a percentage of net revenue was 26% for the second quarter of 2023.

Sales and marketing expenses for the second quarter of 2023 increased by 185% to RMB2.4 billion (US$325 million) from the same period in 2022 and increased by 34% from the previous quarter, primarily due to an increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 21% for the second quarter of 2023.

General and administrative expenses for the second quarter of 2023 increased by 58% to RMB955 million (US$132 million) from the same period in 2022 primarily due to an increase in general and administrative personnel related expenses and increased by 7% from the previous quarter. General and administrative expenses as a percentage of net revenue was 8% for the second quarter of 2023.

Income tax expense for the second quarter of 2023 was RMB562 million (US$77 million), compared to RMB173 million for the same period in 2022 and RMB341 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

Net income for the second quarter of 2023 was RMB648 million (US$91 million), compared to RMB43 million for the same period in 2022 and RMB3.4 billion for the previous quarter. Adjusted EBITDA for the second quarter of 2023 was RMB3.7 billion (US$507 million), compared to RMB355 million for the same period in 2022 and RMB2.8 billion for the previous quarter. Adjusted EBITDA margin was 33% for the second quarter of 2023, compared to 9% for the same period in 2022 and 31% for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the second quarter of 2023 was RMB631 million (US$89 million), compared to RMB69 million for the same period in 2022 and RMB3.4 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense) and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the second quarter of 2023 was RMB3.4 billion (US$475 million), compared to non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB203 million for the same period in 2022 and non-GAAP net income attributable to Trip.com Group’s shareholders of RMB2.1 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB0.94 (US$0.13) for the second quarter of 2023. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB5.11 (US$0.70) for the second quarter of 2023. Each ADS currently represents one ordinary share of the Company.

As of June 30, 2023, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB75.0 billion (US$10.3 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM EST on September 4, 2023 (or 8:00 AM CST on September 5, 2023) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BI90bc7b46919e4b55a896bf30b59d4a4a

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, the impact of COVID-19 to Trip.com Group’s business operations, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of the variable interest entities and the contractual arrangements among Trip.com Group, the variable interest entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB (million)	RMB (million)	USD (million)

ASSETS
Current assets:
Cash, cash equivalents and restricted cash	18,487	36,843	5,080
Short-term investments	25,545	18,532	2,556
Accounts receivable, net	5,486	10,689	1,474
Prepayments and other current assets	11,917	17,028	2,348
Total current assets	61,435	83,092	11,458
Property, equipment and software	5,204	5,192	716
Intangible assets and land use rights	12,825	12,738	1,757
Right-of-use asset	819	715	99
Investments (Includes held to maturity time deposit and financial products of RMB15,527 million and RMB19,581 million as of December 31, 2022 and June 30, 2023, respectively)	50,177	54,757	7,551
Goodwill	59,337	59,382	8,189
Other long-term assets	570	624	86
Deferred tax asset	1,324	1,716	237
Total assets	191,691	218,216	30,093
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	32,674	32,414	4,470
Accounts payable	7,569	14,729	2,031
Advances from customers	8,278	13,505	1,862
Other current liabilities	12,718	15,029	2,073
Total current liabilities	61,239	75,677	10,436
Deferred tax liability	3,487	3,647	503
Long-term debt	13,177	19,697	2,716
Long-term lease liability	534	484	67
Other long-term liabilities	235	310	43
Total liabilities	78,672	99,815	13,765
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	112,283	117,649	16,224
Non-controlling interests	736	752	104
Total shareholders’ equity	113,019	118,401	16,328
Total liabilities and shareholders’ equity	191,691	218,216	30,093

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Three Months Ended				Six Months Ended

	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)

Revenue:
Accommodation reservation	1,357	3,480	4,285	591	2,807	7,765	1,071
Transportation ticketing	1,763	4,156	4,814	664	3,426	8,970	1,237
Packaged-tour	122	386	722	100	246	1,108	153
Corporate travel	210	445	584	81	432	1,029	142
Others	564	744	857	118	1,216	1,601	221
Total revenue	4,016	9,211	11,262	1,554	8,127	20,473	2,824
Less: Sales tax and surcharges	(5)	(13)	(15)	(2)	(7)	(28)	(4)
Net revenue	4,011	9,198	11,247	1,552	8,120	20,445	2,820
Cost of revenue	(976)	(1,637)	(2,007)	(277)	(2,043)	(3,644)	(502)
Gross profit	3,035	7,561	9,240	1,275	6,077	16,801	2,318
Operating expenses:
Product development *	(1,772)	(2,674)	(2,953)	(407)	(3,746)	(5,627)	(776)
Sales and marketing *	(826)	(1,755)	(2,355)	(325)	(1,669)	(4,110)	(567)
General and administrative *	(604)	(891)	(955)	(132)	(1,188)	(1,846)	(255)
Total operating expenses	(3,202)	(5,320)	(6,263)	(864)	(6,603)	(11,583)	(1,598)
(Loss)/income from operations	(167)	2,241	2,977	411	(526)	5,218	720
Interest income	544	441	513	71	1,135	954	132
Interest expense	(351)	(486)	(555)	(77)	(692)	(1,041)	(144)
Other income/(expense)	469	1,652	(1,961)	(270)	(238)	(309)	(43)
Income/(loss) before income tax expense and equity in income of affiliates	495	3,848	974	135	(321)	4,822	665
Income tax expense	(173)	(341)	(562)	(77)	(159)	(903)	(124)
Equity in (loss)/gain of affiliates	(279)	(133)	236	33	(478)	103	14
Net income/(loss)	43	3,374	648	91	(958)	4,022	555
Net loss/(income) attributable to non-controlling interests	26	1	(17)	(2)	38	(16)	(2)
Net income/(loss) attributable to Trip.com Group Limited	69	3,375	631	89	(920)	4,006	553
Earnings/(losses) per ordinary share
- Basic	0.10	5.18	0.97	0.13	(1.42)	6.14	0.85
- Diluted	0.10	5.02	0.94	0.13	(1.42)	5.98	0.82
Earnings/(losses) per ADS
- Basic	0.10	5.18	0.97	0.13	(1.42)	6.14	0.85
- Diluted	0.10	5.02	0.94	0.13	(1.42)	5.98	0.82
Weighted average ordinary shares outstanding
- Basic	647,866,001	651,849,468	653,392,956	653,392,956	647,843,829	652,625,256	652,625,256
- Diluted	650,906,465	672,743,729	671,942,381	671,942,381	647,843,829	670,838,392	670,838,392
* Share-based compensation included in Operating expenses above is as follows:
Product development	146	179	234	32	253	413	57
Sales and marketing	28	31	44	6	46	75	10
General and administrative	130	168	219	30	228	387	53

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Three Months Ended				Six Months Ended

	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)

Net income/(loss)	43	3,374	648	91	(958)	4,022	555
Less: Interest income	(544)	(441)	(513)	(71)	(1,135)	(954)	(132)
Add: Interest expense	351	486	555	77	692	1,041	144
Add: Other (income)/expense	(469)	(1,652)	1,961	270	238	309	43
Add: Income tax expense	173	341	562	77	159	903	124
Add: Equity in loss/(income) of affiliates	279	133	(236)	(33)	478	(103)	(14)
(Loss)/income from operations	(167)	2,241	2,977	411	(526)	5,218	720
Add: Share-based compensation	304	378	497	68	527	875	120
Add: Depreciation and amortization	218	201	204	28	445	405	56
Adjusted EBITDA	355	2,820	3,678	507	446	6,498	896
Adjusted EBITDA margin	9%	31%	33%	33%	5%	32%	32%
Net income/(loss) attributable to Trip.com Group Limited	69	3,375	631	89	(920)	4,006	553
Add: Share-based compensation	304	378	497	68	527	875	120
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(668)	(1,648)	2,351	324	117	703	97
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	92	(40)	(45)	(6)	37	(85)	(12)
Non-GAAP net (loss)/income attributable to Trip.com Group Limited	(203)	2,065	3,434	475	(239)	5,499	758
Weighted average ordinary shares outstanding- Diluted-non GAAP	647,866,001	672,743,729	672,031,445	672,031,445	647,843,829	670,838,392	670,838,392
Non-GAAP Diluted (losses)/income per share	(0.31)	3.07	5.11	0.70	(0.37)	8.20	1.13
Non-GAAP Diluted (losses)/income per ADS	(0.31)	3.07	5.11	0.70	(0.37)	8.20	1.13

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.2513 on June 30, 2023 published by the Federal Reserve Board.